U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall BC-MN-H04N	Richard J. Ertel Chief Counsel
Minneapolis, MN 55402	Direct line: (612) 303-7987
Fax: (612) 303-4767

January 17, 2020

VIA EDGAR

Mr. Kenneth Ellington

Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff Comments Related to Form N-1A and Form N-CSR Filings of First American Funds, Inc. (811-03313)

Dear Mr. Ellington:

The purpose of this letter is to respond to the comments of the Division of Investment Management (the “Staff”) that we received in our telephone conversation with you on December 18, 2019 regarding filings on Form N-1A and Form N-CSR for the series of First American Funds, Inc. (the “Registrant”; each series, a “Fund” and, collectively, the “Funds”).

Following is our response to the Staff’s comments, which appear in bold-face type below.

Comments

1.	When disclosing the maturity dates of investments required by Article 12-12 of Regulation S-X, please confirm that each holding in a Fund’s Schedule of Investments discloses the date when the Fund is unconditionally permitted to demand repayment (i.e., the demand date). Please refer to Audit Risk Alert 2010-11.79 for further information.

Except for variable rate demand notes and tender option bonds listed in the Schedules of Investments for Institutional Prime Obligations Fund, Retail Prime Obligations Fund, and Retail Tax Free Obligations Fund, the Registrant confirms that the maturity dates for each security disclosed in the Funds’ Schedules of Investments are the dates when each applicable Fund is unconditionally permitted to demand repayment. The registrant will include the demand date for all securities included in the Funds’ Schedule of Investments in subsequent filings on Form N-CSR.

2.	In the principal risk sections of each Fund’s prospectus, please prioritize the risks that are most likely to affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks to the Funds, the remaining risks may be alphabetized. Please review the remarks of the Director of Investment Management at the Investment Company Institute Securities Law Developments Conference held October 25, 2018 and ADI 2019-08, “Improving Principal Risks Disclosure.”

The Registrant has considered, and will continue to consider, the views of the Staff in considering whether to reorder each Fund’s principal risks, as suggested. In the Registrant’s 2019 annual update to its registration statement, and consistent with the current requirements of Item 4(b) of Form N-1A, the following language was added to the introductory paragraphs of each Fund’s principal risk section:

The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the fund, regardless of the order in which it appears.

With respect to the Staff’s position, the Registrant is of the view that the approach taken in the October 2019 annual update is a prudent approach to disclosure for a continuous offering of the Funds’ securities insofar as an alphabetical risk ranking (clearly disclosed as such) recognizes that the risks associated with money market funds may change quickly depending on prevailing economic, credit and market conditions that may not be foreseeable. As such, the Registrant does not believe it would be prudent to prioritize these principal risks given how quickly conditions may change, and, accordingly, respectfully declines to make the suggested disclosure changes.

3.	In response to Item 4(e)(2) of Form N-CSR, registrants are asked to disclose the percentage of services described in each of paragraphs (b) through (d) of Item 4 that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X (i.e., the percentage of services for which the pre-approval requirement was waived). In the Registrant’s response to Item 4(e)(2), the Registrant states that all services were pre-approved by the audit committee. While this may be an accurate statement, please revise the Registrant’s response to disclose the percentage, if any, of services subject to the waiver of the pre-approval requirement.

The Registrant will make the requested change in subsequent filings on Form N-CSR.

If you need anything further, please contact me at your earliest convenience at 612-303-7987.

Sincerely,

/s/ Richard J. Ertel

Richard J. Ertel

Secretary to the Registrant